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                             August 16, 2021

       Philip Gross
       Chief Executive Officer and Director
       Snow Lake Resources Ltd.
       242 Hargrave Street, #1700
       Winnipeg, Manitoba R3C 0V1 Canada

                                                        Re: Snow Lake Resources
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 30, 2021
                                                            File No. 333-254755

       Dear Mr. Gross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 1-A filed on July 30, 2021

       Financial Statements, page F-1

   1. We note your filing includes audited financial statements that are older than 12 months.
                                                        Since it appears this
represents an IPO for your common shares, please update your financial statements
pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an
exhibit. Refer to instruction 2 to Item 8.A.4.
 Philip Gross
Snow Lake Resources Ltd.
August 16, 2021
Page 2

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler at
(202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions



                                                           Sincerely,
FirstName LastNamePhilip Gross
                                                           Division of
Corporation Finance
Comapany NameSnow Lake Resources Ltd.
                                                           Office of Energy &
Transportation
August 16, 2021 Page 2
cc:       Paul Levites
FirstName LastName